Exhibit 99.3

Report of Independent Public Accounting Firm

We have examined the accompanying assertion made by management on the Pennsylvania Higher Education Assistance Agency’s (PHEAA) compliance with the Administration Agreement, Sections 2(c), 2(d), 2(e), 2(f) and 2(g), dated as of December 1, 2003, between the PHEAA Student Loan Trust I, as Issuer, and PHEAA, as Administrator, for the period from December 1, 2003 (date of formation of the Issuer) to June 30, 2004.  Management is responsible for PHEAA’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about PHEAA’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about PHEAA’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on PHEAA’s compliance with specified requirements.

In our opinion, management’s assertion that PHEAA complied with the aforementioned requirements for the period from December 1, 2003 (date of formation of the Issuer) to June 30, 2004 is fairly stated, in all material respects.

The report is intended solely for the information and use of the Board of Directors and management of PHEAA, PHEAA Student Loan Trust I, the Indenture Trustee and the Owner Trustee and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
Harrisburg, PA
September 30, 2004

Attachment to Report of Independent Registered Public Accounting Firm(regarding Administrator)

Management Report on the Pennsylvania Higher Education Assistance Agency’s Compliance, as Administrator, with the Requirements of the Administration Agreement

Management of the Pennsylvania Higher Education Assistance Agency (PHEAA), as Administrator, is responsible for compliance with Sections 2(c), 2(d), 2(e), 2(f) and 2(g) of the Administration Agreement dated as of December 1, 2003, between PHEAA Student Loan Trust I, as Issuer, and PHEAA, as Administrator, for the period from December 1, 2003 (date of formation of the Issuer) to June 30, 2004.

Management has performed an evaluation of PHEAA’s compliance with Sections 2(c), 2(d), 2(e), 2(f) and 2(g) of the Administration Agreement for the period from December 1, 2003 (date of formation of the Issuer) to June 30, 2004.  Based upon this evaluation, management believes that, for the period from December 1, 2003 (date of formation of the Issuer) to June 30, 2004, PHEAA, as Administrator, was in compliance with the Administration Agreement.

/s/ Timothy Guenther	September 29, 2004
Timothy Guenther	Date
Executive Vice President
Chief Financial Officer
PHEAA, as Administrator